Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-227602 on Form S-8 of our report dated February 28, 2019, relating to the financial statements and financial statement schedules of frontdoor, inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for revenue from contracts with customers as of January 1, 2018 and an emphasis of matter paragraph referring to allocations of certain corporate costs from ServiceMaster Global Holdings, Inc. for periods prior to October 1, 2018), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP

February 28, 2019

Memphis, Tennessee